
FORM C-AR

ANNUAL REPORT



NORI LLC


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Nori, LLC, a Washington limited liability company (the "***Company***," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR with the SEC pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://nori.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section lS(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 30, 2019


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

EXHIBIT A - FINANCIAL STATEMENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. No person is authorized to give any information or make any representation not contained in this Form C-AR. Any information or representation not contained herein must not be relied upon as having been authorized by the Company. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

The statements of the Company contained herein are based on information believed to be reliable, but no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. Statements contained herein as to the content of any agreements or other document are summaries only and qualified in their entirety by the actual agreements or other documents.

BUSINESS

The Company

Nori LLC is a Washington limited liability company, formed on October 31, 2017, and is conducting business under the name "Nori". The Company is located at 2208 NW Market St., Suite 513, Seattle, WA 98107. The Company's website is https://nori.com. However, the information available on or through our website is not a part of this Form C-AR.

Industry

Please see our White Paper at https://nori.com/white-paper for a brief introduction to the carbon removal certificate industry. Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors should conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Our Business

The Company is building a transparent and secure on-line platform to simplify the process by which third parties pay to remove excess carbon dioxide from the atmosphere, using smart contracts, recorded on the Company's blockchain application (the "*Platform*"). The Company projects that it will complete development of the Platform and the Network (discussed below), and launch both during first quarter 2019 (the "*Platform Launch*").

The Company's goal is to build a more efficient CO_2 removal market by reducing the roles of middlemen in the carbon removal certificate ("*CRC*") purchase and sale transaction process, to track the offer, purchase, and sale of CRCs from source to end use, and to ensure easy carbon accounting. The "Nori Carbon Removal Marketplace" ("*Nori Marketplace*") will enable measured and verified carbon removal activities to be sold by suppliers in the form of CRCs, each representing one tonne of CO2 removed, to buyers of the CRCs. One "tonne" is equivalent to one metric ton, or 1000 kilograms.

Once operational, the Nori Marketplace will enable suppliers of CRCs to offer them for sale to buyers who wish to pay for removing carbon dioxide from the atmosphere. We intend to charge a transaction fee to the buyers of the certificates to generate revenue for our Company.

The Company's business model is to vertically integrate the processes of measurement, verification, listing for sale, and facilitation of sale of CRCs. This is fundamentally new to the market, where previous participants have served as either certification bodies (measurement and verification) or market operators. *See* "Competition". By doing so, the Company expects to be able to dramatically reduce the transaction costs associated with offering CRCs for sale to the market.

Because the Platform is still in development, many of its features, and the details of how it will operate, are subject to change. Potential Investors should be prepared for the Platform to evolve differently than described.

Token Network and NORI Tokens

The Company's proprietary crypto-currency tokens, called "NORI" ("*NORI Tokens*"), are digital token assets under development (a) to be used on an established decentralized blockchain protocol created by the Company, and (b) the ownership and transfer of which will be affected through a unique distributed ledger maintained on a peer-to-peer, open source system that the Company primarily develops (the "*Network*"). The NORI Tokens will serve as the economic unit of exchange for CRCs on the Platform, with one NORI Token purchasing one CRC. That exchange rate will be fixed throughout the life of the Nori Marketplace. *See* "NORI Tokens".

Customer Base

CRC Suppliers. CRC suppliers in the Nori Marketplace will be individuals, aggregators, or businesses that would be doing the work of removing carbon dioxide and thus driving the creation of CRCs. For example, these are practitioners of regenerative agriculture, large landowners, agroforestry operators, managed mine tailings, and direct air capture technology, etc.

CRC Buyers. Buyers in the Nori Marketplace will be emitters who are adding CO2 into the atmosphere and paying for its management. These could be individuals or businesses with a strong sense of environmental responsibility and commitment to reducing their carbon footprint who would ultimately participate in the market to reverse the carbon footprint of their projects. The most proactive of them are interested in having a net-positive footprint: removing more CO2 from the atmosphere than they emit.

Marketing Activities

To interact with potential buyers and suppliers in this marketplace, we've undertaken the following business development activities:

➢ Hosted Reversapalooza conference in April 2018 to gather feedback from potential market participants.

➢ Hosted weekly podcast since December 2017 interviewing different potential market participants and influencers.

➢ Hosted five webinars discussing different design aspects of the marketplace with potential market participants.

➢ Regular blog updates describing our platform development status.

➢ Regular meetings with key market stakeholders.

Competition

The Company's primary competitors are carbon offset credit registries, including Verra, American Carbon Registry, and Climate Action Reserve. However, the market participants serve either as certification bodies (measurement and verification) or market operators, where our market is modeled to provide both.

Service Providers

COMET-Farm is intended to be our initial baseline generator to establish a dynamic baseline for estimating carbon stock changes in cropland soil. The COMET-Farm model will estimate each projects' carbon removal claims, taking in information about a farmer's growing practices and determining how much CO2 was removed by means of regenerative agriculture. When a carbon removal claim report is verified, the Company issues CRCs to the project owner for sale through our Platform.

Intellectual Property

The Company has developed and is developing proprietary software that will, among other things:

• Enable creation and distribution of NORI Tokens

• Enable generation of and sale of carbon removal certificates

• Track and provide data describing verified carbon removal activities

An application for a trademark on the Nori logo was submitted to the US Patent and Trademark Office on February 20, 2018.

Governmental/Regulatory Approval and Compliance

There are different aspects of our business model that are subject to oversight by the U.S. Commodity Futures Trading Commission ("*CFTC*"). CRCs are a commodity that is potentially subject to CFTC regulation. The Company is working with legal counsel to structure its Platform so that the CRCs bought and sold on the Company's Platform fall under the CFTC's exclusions for environmental products.

In addition, the Company's DPAs, SAFTs, NORI Tokens, and all other securities that are convertible or redeemable for NORI Tokens, are subject to compliance with the SEC's enforcement of the United States securities laws. *See* "NORI Tokens", below.

Litigation

None

NORI TOKENS

Token Classes

The Company intends to create four classes of NORI Tokens:

> ➢ Class CF Tokens issuable to repay the Company's outstanding Debt Payable by Asset Agreements ("*DPAs*") which the Company sold in a Regulation CF offering that closed on December 31, 2018;

> ➢ "*Class A Tokens*" and "*Class B Tokens*" to be issuable under Simple Agreement for Future Tokens ("*SAFTs*") which the Company is offering in its pending Rule 506(c) offering under Regulation D of the Securities Act; and

> ➢ "*Class R Tokens*" that the Company may offer after Platform Launch under Regulation A+ or then-available exemption from securities law registration.

Class CF Tokens. If and when the Class CF Tokens are issued and used to repay the Company's outstanding DPAs, the Class CF Tokens may become freely tradeable only if a secondary exchange agrees to accept the Class CF Tokens for resale at that time, in compliance with the Securities Laws. *Also see* "Resales".

Class A Tokens. The purpose of the Class A Tokens is to establish pre-existing demand for CRCs and are meant to be sold to future buyers of CRCs. Having the anticipated 19 million Class A Tokens that can only be used to purchase CRCs indicates to the CRC suppliers that there will be buyers for their CO_2 removal. To that end, all Class A Tokens will have a contractual requirement that they be used to purchase CRCs on the Platform before they can be traded on any then-available secondary exchange. *Also see* "Resales"*, below. Thus, if and when issued under the terms of the SAFTs, and after expiration of the applicable Rule 144 holding period, holders of Class A Tokens initially will only be able to use them inside the Nori Marketplace. Thereafter, the Class A Tokens may become freely tradeable only if a secondary exchange agrees to accept the Class A tokens for resale at that time, in compliance with the Securities Laws. *Also see* "Resales", below.

Class B Tokens. While it is hoped that buyers purchase the Class B Tokens for the purpose of buying CRCs in the Nori Marketplace, there will be no requirement that Class B Tokens be used to purchase CRCs. Thus, if and when issued under the terms of the SAFTs, and expiration of the applicable Rule 144 holding period, the Class B Tokens may become freely tradeable only if a secondary exchange agrees to accept the Class B tokens for resale at that time, in compliance with the Securities Laws. *Also see* "Resales", below.

Class R Tokens. After the Nori Marketplace has launched, the Company intends to offer an additional tranche of Class R Tokens (R for "retail") in an "***Public Token Offering***", which it plans to either register with the SEC under Regulation A+ under the Securities Act, or to conduct under a future exemption from registration that may be made available for use by the NORI Tokens. The Company plans to release the Class R Tokens in a "metered" distribution: i.e. each sale of a tranche of Class R Tokens will last for less than four weeks. If at the end of the applicable sale period there are any unsold Class R Tokens in that tranche, then the unsold Class R Tokens in that tranche will roll over into the next tranche sale. Purchasers of Class R Tokens initially will only be able to use them inside the Nori Marketplace. Thereafter, the Class R Tokens received by sellers in the Nori Marketplace may become freely tradeable only if a secondary exchange agrees to accept the Class R tokens for resale at that time, in compliance with the Securities Laws. Nori expects to offer the first tranche of Class R Tokens at or shortly after launch of the Nori Marketplace, and then two more tranches in the first year of operation. After the first year, we anticipate conducting a sale of a tranche of Class R Tokens each quarter until we have sold or burned all 250 million Class R Tokens. *See* "Offerings of Token Classes", below. While it is hoped that buyers purchase the Class R Tokens for the purpose of buying CRCs in the Nori Marketplace, there will be no requirement that Class R Tokens be used to purchase CRCs. The price of the Class R tokens is projected to begin at $1 per Class R Token, but is expected to vary over time. That variable price may be calculated based upon the results of "forward agreement contract auctions" of the Class R Tokens that the Company anticipates conducting in the future. *See* the Company's White Paper at https://nori.com/white-paper.

Offerings of Tokens Classes

As discussed in *"Token Classes"*, above, the Company anticipates issuing NORI Tokens in a series of securities offerings and other issuances, as follows:

Future Token Class/Use	Estimated Percentage	Estimated Total Class CF Tokens	Estimated Maximum Offering Proceeds
Pre-Platform Launch:			
Reg CF Crowdfunded Offering (Closed December 31,2019):			
Debt Payable in Asset Agreements under federal Regulation CF under which Class C Tokens are issuable at Platform Launch.	1%	816,160	$145,549
Rule 506(c) Offering (pending)**:**			
Class A SAFTs under which Class A Tokens are issuable at Platform Launch.	3.8%	19,000,000	$5,568,000
Class B SAFTs under which Class B Tokens are issuable at Platform Launch.	15.2%	75,000,000	$37,395,000
Company's Incentive Plan pool (under federal Rule 701)	10%	50,000,000	--
Post-Launch:			
Class R Tokens to be sold in the Public Token Offering or other offerings under Regulation A+ or other exemption or registration process available under the Securities Laws.	50%	255,183,840	$255,183,840
Insurance Reserve (to be released by the Company into the marketplace to support an orderly marketplace for the Tokens if and when such marketplace is developed).	20%	100,000,000	--
Estimated Totals	**100%**	**500,000,000**	**$263,745,000**

Projected Launch Date

It is anticipated that the Platform Launch will occur in 2019. It is anticipated that not all of the planned functionality of the Platform will be in place as of the Platform Launch date. NORI Tokens will be issued only after they have been fully developed and are fully functional on the Platform. There are no guarantees as to the timing of the Platform Launch date, which is dependent on many factors, including many outside the Company's control. Additional information on projected development of the Platform is available in the Nori Whitepaper at https://nori.com/white-paper. All projected timing is subject to change.

Recordation of Ownership

Ownership of the NORI Tokens will be recorded in the NORI token smart contract on the Ethereum blockchain on the point if and when those NORI Tokens are delivered.

Future Valuation of Tokens

It is anticipated that the value of the NORI Tokens will fluctuate over time. After delivery, the value of the NORI Tokens will reflect then-current pricing on secondary exchanges. The Company will not provide any NORI Token valuations to owners of the NORI Tokens. Over the longer term, the Company anticipates that the NORI Tokens can grow in value based on increasing demand resulting from, among other things, increased CRC sales activity on the Platform. However, there can be no guarantee that the NORI Tokens will hold their value or increase in value. Many factors will influence this outcome.

Tokens Still in Development

Because the NORI Tokens are still in development, many of the terms associated with them may change, and additional terms may apply. There is no guarantee that the NORI Tokens will develop as planned.

Relationship to Third-Party Blockchain Networks

The Company expects that the NORI Tokens will be built on the Ethereum blockchain system, using the ERC-20 standard as the backbone for many of their functions. ERC-20 is a standardized mechanism for exchanges and other forms of smart contracts. Additionally, ETH is the protocol layer token for Ethereum that is expected to be used to purchase the NORI Tokens. ETH is a virtual currency and is widely viewed in the crypto asset community as an alternative to Bitcoin as a medium of exchange for goods and services. Because the Company expects that the NORI Tokens will be built on the Ethereum blockchain and ERC-20, they may be in part dependent on Ethereum's effectiveness and success, as well as the success of other blockchain and decentralized data storage systems that are incorporated into the Platform. There is no guarantee that any of these systems or their sponsors will continue to exist or be successful, in which case the Company would need to modify its protocols to adapt to a new way of providing its services. This could lead to disruptions of the Platform and use of the NORI Tokens.

It is not guaranteed that the Company will use the ERC-20 standard. If the NORI Tokens are built on some other blockchain and/or blockchain standard, that system may pose its own additional risks.

Resales

Once the Company's Network is operational, the Company intends to apply to available third-party exchanges that permit the secondary trading of crypto currencies ("*Token Exchanges*"). However, no such application has been made, and no Token Exchange has agreed to accept the any class of NORI Token for resale, at this time. There is no assurance that any Token Exchange will accept NORI Tokens for resale at any time in the future. In addition, the SEC is currently evaluating the regulatory requirements that may be applied to Token Exchanges, and there is no assurance that the NORI Tokens will qualify inclusion on any Token Exchange under any future regulatory regime applicable to Token Exchanges in the future.

Transfers; Securities Laws

No DPAs or SAFTs may be transferred without the Company's written consent, and in compliance with applicable federal and state securities laws. If and when the NORI Tokens are issued after Platform Launch, the Company will treat all NORI Tokens as securities, unless and until the Company determines that some or all of the NORI Tokens may be treated as non-securities under the applicable federal and state securities laws. As securities, the NORI Tokens (a) may not be transferred within the United States or to a "U.S. person," unless the applicable Rule 144 holding periods have expired and such transfer is made to an Accredited Investor in compliance with the U.S. federal securities laws, or (b) may only be transferred in a transaction outside the United States to non-U.S. persons. Any transfer made in violation of these provisions will be void.

MANAGEMENT AND EMPLOYEES

Managers and Officers

The Company is a limited liability company managed by a Board of Managers comprised of the persons listed below as "co-managers", who have rights and duties under the terms of Company's LLC Agreement, similar to the members of a corporate board of directors.

Paul Gambill, Co-Manager and Chief Executive Officer: 10/30/17–Present. *Experience:* Director of Operations and Delivery, Mentor Creative Group: December 2014–July 2017 Product/Project Manager, Deloitte Digital: July 2011–September 2014. *Education*: B.S.E. Computer Systems Engineering, Arizona State University, 2010 M.E.M. Master of Engineering Management, Duke University, 2011.

Aldyen Donnelly, Co-Manager and Director of Carbon Economics: 10/30/17–Present. *Experience:* President, WDA Consulting Inc., Vancouver, Canada: 1989–Present President, Medinet Consulting Services, Vancouver, Canada: 1990–Present. *Education*: B.A. Economics, University of British Columbia, 1976.

Christophe Jospe, Co-Manager and Chief Development Officer: 10/30/17–Present. *Background:* Chief Strategist, Center for Negative Carbon Emissions: August 2014-July 2016 Carbon A List, Principal: July 2016-Present. *Education*: B.A. Political Science, Colgate University, 2008 M.B.A. Environmental Science and Policy, Columbia University, 2014

Alexsandra Guerra, Co- Manager, Director of Strategic Planning: 10/30/17–Present. *Experience*: Renewable Energy Integration Engineer, Southern California Edison: August 2013–December 2017. *Education*: Columbia University, B.S. Environmental Engineering, 2012 University of California, Irvine, M.S. Mechanical Engineering, 2014.

Employees

The Company currently has no employees.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law and the Company's LLC Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

OWNERSHIP

The Company's limited liability company membership interests are owned by seven members, including each of the above-named officers. The below chart reflects the beneficial owner of 20% percent or more of the Company's outstanding membership interests, calculated on the basis of voting power:

Member Name	Percentage Owned
Paul Gambill	23.0%
Christophe Jospe	20.93%

None of the DPAs, SAFTS, or NORI Tokens represent any ownership interest in the Company and the holders have no ownership rights, or rights to obtain ownership rights at any time in the future.

SECURITIES OFFERINGS

The Company has conducted the following securities offerings in the past three years:

Regulation CF offering of DPAs. The Company issued $145,549 worth of DPAs to 368 purchasers in a Regulation CF offering which commenced on September 5, 2018 and closed on December 31, 2018.

Rule 506(c) Offering of SAFTs. The Company is currently conducting a private placement of up to $42,960,600 in SAFTs, that commenced on September 13, 2018, in an offering exempt from registration under Rule 506(c) under Regulation D. To date, the Company has issued $304,278 worth of SAFTs to 19 purchasers.

The Company is using the proceeds from both of the above offerings towards development and launch of the Platform and the Network; hiring strategic employees and consultants, including finance, product development and sales/marketing personnel; legal and compliance costs under the securities and commodities exchange laws; facilities; and marketing.

The Company has conducted no other securities offerings in the past three years.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR in addition to the following information. Financial statements are attached as **Exhibit A.**

Operations

We are a pre-revenue company and our primary expenses consist of the following: contractor fees (engineering, product design, economics design), vendor fees (legal services, communications services), office lease. We do not anticipate generating revenue until we are able to launch our Platform which we project to occur in 2019.

The Company does not expect to achieve profitability in the next 12 months, but will continue to work towards profitability by launching the Platform. *See* "Go-to-market Strategy" section in the Company's White Paper at https://nori.com/white-paper.

Liquidity and Capital Resources

The Company currently does not have any sources of capital other than the proceeds from its offerings of DPAs and SAFTs (as discussed in *"Securities Offerings"*, above), and the member loans described below. In addition, once the Network is operational, the Company plans to conduct a Public Token Offering to sell approximately 255 million Class R Tokens, starting at $1 per Class R Token, either through a Regulation A+ offering, or under any then-available securities exemption applicable to the Public Token Offering. *See* "NORI Tokens – Future Token Offerings".

Debt

The Company's operations to date have been funded by a series of personal loans totaling over $602,000 from the Company's members, primarily Mr. Paul Gambill, Mr. Paul Carduner, and Ms. Aldyen Donnelly. *See* "Transactions With Related Persons and Conflicts of Interest", below.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit A.**


TRANSACTIONS WITH RELATED PERSONS; CONFLICTS OF INTEREST; BAD ACTORS


Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; or any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. To date, the Company's members have funded operation through a series of personal loans totaling over $602,000 at an interest rate of 3%.

Conflicts of Interest

To date, the Company has not engaged in any other transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its members.

Bad Actor Disclosure

To date, the Company is unaware of any co-managers, officers, or associated persons of the Company who have become disqualified from participating in this Offering under the rules applicable to offerings under Regulation Crowdfunding.


RISK FACTORS


RISKS RELATED TO THE COMPANY'S BUSINESS AND INDUSTRY

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business activities currently focus on developing our software product, our CRC exchange Platform, and business development to bring suppliers and buyers into our marketplace before we begin generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We will rely on external financing to fund our operations through Platform Launch and breakeven. Based on our current proposed plans and assumptions relating to our other anticipated token offerings, and operations (including the timetable of, and costs associated with, development of the Platform and the Network) we anticipate that the amounts raised in our DPA and SAFT offerings to date will be sufficient to satisfy our contemplated cash requirements through approximately Q3 2019, assuming that we do not face unexpected events, costs or contingencies, any of which could affect our cash requirements. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;

- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

- The rate of progress and cost of development activities;

- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

- Sales and marketing efforts to bring these new product candidates to market;

- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed as a limited liability company under the laws of the State Washington on October 31, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The amount of capital the Company is attempting to raise in its recent and pending securities offerings is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in its recent and pending securities offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of its investment.

The Company's success depends on the experience and skill of the Board of Managers, its executive officers and key employees.

In particular, the Company is dependent on Paul Gambill and Aldyen Donnelly who are Chief Executive Officer and Director of Carbon Economics of the Company. The Company has or intends to enter into employment agreements with Paul Gambill and Aldyen Donnelly although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Paul Gambill and Aldyen Donnelly or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Management's Ability to Execute Business Plan and Manage Change.

While the Company's management team and advisors have extensive technical experience, they have not had the opportunity to execute fully the Company's business plan and must therefore be considered unproven. Furthermore, the Company expects to experience a period of rapid growth and expansion that will challenge management to successfully implement and adapt personnel policies, financial and accounting controls, and reporting systems, among other things. Management's failure to master these and other challenges of growth could have a material and adverse effect on the Company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Paul Gambill and Aldyen Donnelly in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Paul Gambill and Aldyen Donnelly die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Need for Additional Skilled Personnel.

As the Company continues to grow, it will have an ongoing need to hire additional high-quality individuals to staff operations. The Company's ability to attract and retain necessary talent in the future is critical. This is especially true in the continued to search for individuals to fill high-level positions that will help guide the future development of the Company. Competition for qualified managerial, marketing, sales, and engineering staff is intense, and qualified candidates are in great demand by many companies, including those with substantially greater resources and reputation than the Company. The ability of the Company to meet these needs in the future is unknown. Should the Company be unable to recruit, hire, and retain needed talent, its ability to execute its business plan will be substantially and adversely impaired.

A majority of the Company is owned by a small number of owners.

The Company's founders currently own 100% of the Company's voting membership interests. Subject to any fiduciary duties owed to future owners or Investors under Washington law, those owners will be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Those persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

We initially will rely on one third-party supplier for the provision of our services.

COMET-Farm is intended to be our primary baseline generator that establishes a dynamic baseline for measuring carbon stock changes in cropland soil, however there are other baseline generators we can use. If COMET-Farm changed its business model, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in that relationship (or failure to locate a suitable replacement for such supplier) could materially adversely affect our business, prospects, or results of operations.

If we fail to maintain or expand our relationships with our single-source supplier we may not have adequate access to new or key technology necessary for our services, which may impair our ability to deliver leading-edge services.

If we are not able to maintain or expand our relationships with our suppliers or to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays and other operational difficulties.

The Company must address a number of critical product development issues if it is to be successful.

If development targets outlined in our business plan are not met, the Company's speed to market will be negatively impacted. This could significantly influence any competitive technological advantage the Company might otherwise enjoy. Additionally, the Company's ability to address adequately the technological issues surrounding the development its products is crucial to the Company's success. If the Company is unable to develop the technology as envisioned or cannot effectively put in place the hardware required to operate its systems, it will be unsuccessful in executing its current business plan.

Dependence upon the CRC Marketplace.

The success of the Company is largely dependent on the continued regulatory regime regarding CRCs, and in particular the acceptance and use of the Company's Platform as an efficient alternative to other CRC exchange processes. To a certain extent, these factors are out of the Company's control. If that prospective CRC suppliers and buyers do not accept and use the Platform, the Company may not be able to increase its revenues and may be forced to limit its business operations significantly. A decline in the overall market for CRCs would have a material adverse effect on the business, financial condition and results of operation of the Company.

Competition.

The Company has attempted to evaluate accurately the potential competition it will face upon the release of its Platform. The Company's concept is unique, and management is not aware of any existing direct competition. There are however, substantial risks associated with underestimating potential competition. There may also exist, or may in the future be developed, any number of additional businesses in various states of operation that offer CRC exchange alternatives. Relative technological advantages might not be as great as perceived. Response time from competitors might be quicker than expected. Large corporations could allocate significant resources toward duplicating the Company's technology thereby minimizing any competitive advantage the Company might initially enjoy. There can be no assurance that current or future competitors will not develop new or enhanced products which are more effective than any which have been or may be developed by the Company. Such competition may have a material adverse effect on the business, financial condition and results of operation of the Company.

Marketing; Brand Name Awareness.

To be successful, the Company will need to continue to obtain market acceptance of its Platform. There can be no assurance that this can be achieved. Due its limited operating history, the Company currently lacks the brand name awareness that is vital to its ability to compete in the CRC market. In order to develop and enhance awareness of its brand name, the Company intends to invest significant funds in sales and marketing. The substantial expenses to be incurred in developing greater awareness of the Company's brand name may result in substantial expenses for the Company in the near future.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights' claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

REGULATORY RISKS

It is unclear whether or not the NORI Tokens will be freely tradable.

At the moment, there is no definitive regulatory position on whether blockchain tokens are securities or utility devices. If the Tokens are deemed to be securities, there are substantial risks to the Company's distributing them absent registration of the Company's planned Public Token Offering under Regulation A+ or other registered offering under the Securities Act, or issuance under any exemption from such registration requirements.

To the extent that future regulatory actions or policies limit the ability to exchange NORI Tokens or utilize them for payments, the demand for NORI Tokens will decrease.

New regulations may make it more difficult to acquire and/or use Tokens. Furthermore, regulatory actions may limit the ability of end-users to convert Tokens into fiat currency (e.g., U.S. Dollars) or use Tokens to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Tokens.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Tokens are treated for classification and clearing purposes.

In particular, Tokens may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Form C-AR, the Company is not aware of any new rules that have been proposed to regulate tokens as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of tokens under the law. Such additional regulations may result in additional expenses of the Company. The Company is aware that the SEC has determined that certain tokens can be considered securities, meaning the sale, transfer and use of them may be substantially limited and present regulatory risks and burdens to both the Company. Operating and legal expenses incurred by the Company to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the Company's insolvency.

Regulatory changes or actions may adversely affect the Tokens.

As cryptocurrencies have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have begun to examine the operations of the cryptocurrency networks, users and exchanges. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the Tokens.

Many of these agencies, including the SEC, CFPB, FINRA, the Federal Trade Commission ("*FTC*") and state financial regulatory agencies, including those of Washington, Wisconsin, North Carolina, Nevada, Massachusetts, Michigan, New Hampshire, Alabama, Maryland, Maine, New Mexico, California, Florida and Hawaii, have issued consumer advisories regarding the risks posed by digital currencies.

In March 2013 guidance, FinCEN took the position that any administrator or exchanger of convertible virtual currencies must register with FinCEN as a money transmitter and must comply with the anti-money laundering regulations applicable to money transmitters. FinCEN subsequently issued several interpretive letters clarifying which entities would be considered administrators or exchangers and which would be considered mere "users" not subject to registration. The requirement that exchangers that do business in the U.S. register with FinCEN and comply with anti-money laundering regulations may increase the cost of buying and selling virtual currencies and therefore may adversely affect their price.

On June 3, 2015, New York State Department of Financial Services ("*NYDFS*") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have considered similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as the Texas Department of Banking and Kansas Office of the State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Carolina Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to the transmission of virtual currency and not its use. On June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes the use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices.

To date, the SEC has not asserted regulatory authority over cryptocurrency networks or cryptocurrency trading or ownership and has not expressed the view that all cryptocurrencies should be classified or treated as securities for purposes of U.S. federal securities laws.

The effect of any future regulatory change on cryptocurrencies is impossible to predict, but such change could be substantial and adverse to the Company.

It may be illegal now, or in the future, to acquire, own, hold, sell or use the Tokens in one or more countries.

Although currently cryptocurrency tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use them, or to exchange them for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Tokens. Such a restriction could result in the termination and liquidation of the Company.

RISKS RELATED TO THE NETWORK AND BLOCKCHAIN TECHNOLOGIES

We may not successfully develop, market and maintain the Network.

If the Company is not successful in its efforts to demonstrate to users the utility and value of the Network, there may not be sufficient demand for the Company to proceed with the Platform Launch. Furthermore, despite good faith efforts to develop, market and launch the Network and subsequently to develop, market and maintain the Network, it is still possible that the Network will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Network and the holders of the Company's Tokens.

The Network may not be widely adopted and may have limited users.

It is possible that the Network will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed ecosystems (such as the Network) more generally. Such a lack of use or interest could negatively impact the development of the Network and therefore the potential utility of the Tokens.

Alternative networks may be established that compete with or are more widely used than the Network.

It is possible that alternative networks could be established that utilize the same or similar open source code and protocol underlying the Network and attempt to facilitate services that are materially similar to the Network's services. The Network may compete with these alternative networks, which could negatively impact the Network and the Tokens.

The Network may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens.

If the Network's security is compromised or if the Network is subjected to attacks that frustrate or thwart our users' ability to access the Network, their Tokens, or the Network products and services, users may cut back on or stop using the Network altogether, which could seriously curtail the utilization of the Tokens and cause a decline in the market price of the Tokens.

The Network structural foundation, the open-source protocols, the software applications, platform and other interfaces or applications built upon the Network are still in an early development stage and are unproven, and the Network and the creating, transfer or storage of the Tokens may be interrupted and may not be fully secure, which may result in an unwillingness of users to access, adopt and utilize the Network. Further, the Network may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Network which may result in the loss or theft of Tokens. For example, if the Tokens and the Network are subject to unknown and known security attacks, this may materially and adversely affect the Network.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of the Network. The growth of the blockchain industry in general, as well as the blockchain networks with which the Network will rely and interact, is subject to a high degree of uncertainty. The factors affecting the further development of the blockchain industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, ether and other blockchain technologies;

- Government and quasi-government regulation of Bitcoin, ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

- The maintenance and development of the open-source software protocol of the Bitcoin and Ethereum networks;

- Changes in general economic conditions, consumer demographics and public tastes and preferences;

- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks; or

- A decline in the popularity or acceptance of Bitcoin, ether or other blockchain-based tokens.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility.

As relatively new products and technologies, cryptocurrencies and other digital assets have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of such assets. The prices of blockchain assets such as Bitcoin and ether have historically been subject to dramatic fluctuations and are highly volatile. Speculators and investors might not distinguish cryptocurrencies from other types of blockchain assets, and volatility in cryptocurrency markets might affect how speculators and Investors perceive the Tokens. Several factors may influence the market price of the Tokens, including, but not limited to:

- Global blockchain asset supply;

- Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

- Investors' expectations with respect to the rate of inflation;

- Changes in the software, software requirements or hardware requirements underlying the Network;

- Changes in the rights, obligations, incentives, or rewards for the various participants in the Network;

- Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

- Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which the Tokens may be traded and liquidity on such exchanges;

- Interruptions in service from or failures of major blockchain asset exchanges on which the Tokens may be traded;

- Investment and trading activities of large Investors, including private and registered funds, that may directly or indirectly invest in the Network or Tokens or other blockchain assets;

- Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

- Regulatory measures, if any, that affect the use of blockchain assets such as the Tokens;

- The maintenance and development of the open-source software protocols of the Network;

- Global or regional political, economic or financial events and situations; or

- Expectations among Network or other blockchain assets participants that the value of the Tokens or other blockchain assets will soon change.

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

REGULATORY REPORTING AND INFORMATION

Annual Reports

Pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*), the Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website.

The Company must continue to comply with ongoing reporting requirements under Regulation Crowdfunding until:

➢ The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

➢ The Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

➢ The Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10 million;

➢ The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

➢ The Company liquidates or dissolves its business in accordance with state law.

Disqualifying Events

No disqualifying events have been recorded with respect to the Company or its officers or directors.

The Company has certified that all of the following statements are TRUE in connection with this Offering:

1)	The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)	The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m or 78o(d)) (the "Exchange Act");

3)	The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a- 3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)	The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in § 227.503(a);

5)	The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and

6)	The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

NORI LLC

/s/Paul Gambill
Paul Gambill
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Paul Gambill
Paul Gambill
Chief Executive Officer
(the Company's principal executive officer, principal
financial officer, and principal accounting officer)

/s/Paul Gambill
Paul Gambill
Co-Manager

/s/Aldyen Donnelly
Aldyen Donnelly
Co-Manager

/s/Christophe Jospe
Christophe Jospe
Co-Manager

/s/ Alexsandra Guerra
Alexsandra Guerra
Co-Manager

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



April 26, 2019

To: Board of Directors Nori LLC
Attn: Paul Gambill

Re :   2018 Financial Statement Review Nori LLC

We have reviewed the accompanying financial statements of Nori LLC (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of income, shareholders' equity and cash flows for the calendar year period thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review

Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,
Rachelle Calina, CPA

Rachelle Calina

Honest Buck Accounting, Seattle WA



Nori LLC

Unaudited Financial Statements for the Period

from October 31, 2017 (Inception) to December 31, 2018

Nori LLC
Balance Sheet Summary
As of December 31, 2018

	Oct 31 - Dec 31, 2017		Jan - Dec 2018
ASSETS			
Current Assets			
Bank Accounts			23,949.65
Total Current Assets	$	0.00	$ 23,949.65
Fixed Assets			15,273.23
Other Assets		0.00	121,157.01
TOTAL ASSETS	$	0.00	$ 160,379.89
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			8,859.14
Other Current Liabilities			134,000.00
Total Current Liabilities	$	0.00	$ 142,859.14
Long-Term Liabilities			29,191.92
Total Liabilities	$	0.00	$ 172,051.06
Equity		0.00	-11,671.17
TOTAL LIABILITIES AND EQUITY	$	0.00	$ 160,379.89

Nori LLC
Statement of Operations
October 31, 2017 - December 31, 2018

	Oct 31 - Dec 31, 2017		Jan - Dec 2018		Total	
Income						
Total Income					$	0.00
Gross Profit	$	0.00	$	0.00	$	0.00
Expenses						
Advertising & Marketing	$	0.00	$	157,137.60	$	157,137.60
General and Administrative			$	466,279.93		
Net Operating Income	$	0.00	-$	623,417.53	-$	623,417.53
Other Income						
Interest Earned				900.03		900.03
Other Income				7,500.00		7,500.00
Total Other Income	$	0.00	$	8,400.03	$	8,400.03
Net Other Income	$	0.00	$	8,400.03	$	8,400.03
Net Income	$	0.00	-$	615,017.50	-$	615,017.50


NORI LLC

STATEMENT OF STOCKHOLDERS' EQUITY

For the Period from October 31, 2017 (Inception) to December 31, 2018

(Unaudited)


Common Units

	Number of Units	Amount	Subscription Recivable	Paid-in Capital in Excess of Par	Retained Earnings	Total Stockholders' Equity (Deficit)
Balance as of Inception (Oct 31, 2017)	0	0	0	$ -	$ -	$ -
Issuance of Common Units	10,000,000	1000	-1000	$ -	$ -	$ -
Net Income	0	0	0	$ -	$ -	$ -
Balance as of December 31, 2017	10,000,000	1000	-1000	$ -	$ -	$ -
Purchase of Treasury Stock	-920,384	-92.08	92.08	$ -	$ -	$ -
Partner Contributions	0	0	0	$ 603,346.33	$ -	$ 603,346.33
Net Income	0	0	0	$ -	$ (615,017.50)	$ (615,017.50)
Balance as of December 31, 2018	9,079,616	907.92	-907.92	$ 603,346.33	$ (615,017.50)	$ (11,671.17)

Nori LLC
Statement of Cash Flows
January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-542,348.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Furniture & Equipment	-9,224.23
Credit Card	8,859.14
Token Liability	134,000.00
Prepaids	-72,668.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 60,966.01
Net cash provided by operating activities	-$ 481,382.59
INVESTING ACTIVITIES	
Fixed Asset Computers	-6,049.00
Domain	-100,000.00
Security Deposits	-4,000.00
Net cash provided by investing activities	-$ 110,049.00
FINANCING ACTIVITIES	
Loan Payable to Shareholder	29,191.92
Shareholder Conitributions	586,189.32
Net cash provided by financing activities	$ 615,381.24
Net cash increase for period	$ 23,949.65
Cash at end of period	$ 23,949.65

NORI LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Nori LLC (which may be referred to as the "Company," "we," "us," or "our") is building a transparent and secure platform to make it as simple as possible to pay to remove excess carbon dioxide from the atmosphere The Company incorporated on October 31, 2017 in the State of Washington. The Company is headquartered in Seattle, Washington. The Company did not begin operations until 2018.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2018, the Company had appx $24,000 working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), funding from sales of securities including simple agreement for future tokens ("SAFT") and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, the Company had $23,950 on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, the Company had $0 of outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had $15,273 in fixed assets as of December 31, 2018.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company had recognized no revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed a corporate income tax return for 2017 since operations did not commence until 2018. Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 5 - EQUITY

Issuance of Restricted Common Units to Members

In 2017, the Company issued 10,000,000 units to the 7 members of the Company at a purchase price of $1.00 per 10,000 units for a total purchase price of $1,000. The Units were issued on a four year vesting schedule, with vesting beginning on September 8, 2017.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company offered (the "Crowdfunded Offering") up to 6,000,000 DPAs ("Debt Payable by Assets") for up to $1,070,000. The Company raised $145,549 in this offering. The offering closed on December 31, 2018.

The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

Anticipated Offering

The Company is in the process of offering up to $42,963,000 of SAFTs through a Regulation D Offering.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.